For immediate release

Mittal Steel Company Combination with Arcelor will
create a unique European industry leader

20th April 2006 - A combination between Mittal Steel and Arcelor will provide a rare opportunity for a European company to be an undisputed global industry leader, Lakshmi Mittal, Chairman and CEO said today.

Speaking on a visit to Gandrange in France, Mr Mittal said, “Europe is steeped in industrial tradition and yet today few European industrial companies are global sector leaders. This transaction will change that. A European company will be the undisputed number one in the steel business. I believe this creates a business platform from which Europe can only stand to benefit.”

Mr Mittal said that he understood the concerns the governments had raised initially about Mittal Steel’s offer, but that he was confident this position has changed. “I fully understand the affiliation governments have had historically with their steel industries,” he said. “We have been in a process of dialogue with all the leading governments and have shared with them our very thorough industrial plan. I have sought to explain to them that this deal does not take away anything from Europe. We are not planning to cut jobs. We are not planning to shift or reduce investment.”

He proceeded to highlight the positive response the offer has attracted from the financial markets. “Both the share prices of Mittal Steel and Arcelor have risen considerably, clear recognition by the markets that this deal creates significant value. The Arcelor share-price has risen 50% in just twelve weeks since our offer was announced. The question Arcelor shareholders will be asking themselves is – where does that value go without Mittal?”

Mr Mittal then addressed a number of the myths he said were circulating about Mittal Steel. “I feel obliged to comment on these because they are disingenuous and misleading to stakeholders who deserve to be in possession of the full facts. It is natural that change should prompt concerns as people are forced to confront the unknown. But it is wrong when people who should know better play upon such fears through use of disinformation.”

He concluded by saying that a combination of Mittal and Arcelor would create the steel company of the future. “In ten years time the industry leader will be producing around 150 –200 million tons per annum and will have a footprint in both the high-quality and the high-growth markets. It is this very company that a combination of Mittal and Arcelor will create. Not in ten years, but today.”

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

For a full copy of the speech, please contact:

Paul Weigh
Corporate Communications Manager, Mittal Steel
Tel: +44 20 7543 1172